Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30,
	2014	2013

Loss from continuing operations excluding income or loss from equity investments	$(437,790)	$(609,505)
Adjustments:
Fixed charges	301,131	304,935
Distributed income from equity investments	9,514	5,342
Capitalized interest, net of amortization	3,637	(9,415)
Total loss	$(123,508)	$(308,643)
Fixed charges:
Interest expense	$292,648	$285,455
Capitalized interest	—	11,815
Portions of rent which represent an interest factor	8,483	7,665
Total fixed charges	$301,131	$304,935
Preferred stock dividends	$—	$—
Total fixed charges and preferred stock dividends	$301,131	$304,935

Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.